WAVE WIRELESS AND WAVERIDER COMPLETE MERGER
Combined Company To Focus on Rapidly Growing
Market For Public Safety and Public Access Solutions

Toronto, ON (March 29, 2006) – Wave Wireless Corporation (OTC Bulletin Board: WVWC) and WaveRider Communications Inc. (OTC Bulletin Board: WAVR) today announced the completion of their planned merger and appointed the executive management team to lead the combined company. The company will continue to be called Wave Wireless Corporation and will trade under the WVWC stock ticker on the OTC Bulletin Board.

Charles W. Brown, formerly Chief Executive Officer of WaveRider, has been named CEO of Wave Wireless, and Scott Worthington, formerly Chief Financial Officer of WaveRider, will serve as CFO of Wave Wireless. Dan Rumsey, the acting CEO of Wave Wireless prior to the merger, will remain on the Board of Directors.

“The combination of WaveRider and Wave Wireless creates a dynamic new company with industry-leading products in several markets, outstanding engineering capabilities and a lower cost structure to succeed in the rapidly growing markets for wireless mesh and long-range NLOS/mobile networking applications,” said CEO Charles W. Brown. “In addition to the company’s solutions in the public access market, Wave Wireless also possesses a unique and complementary portfolio of public safety applications. By deploying Wave Wireless’ 4.9GHz SPEEDMeshTM products, along with the SPEEDMobileTM family of MobileWAN NLOS products developed by WaveRider, Police and Government users can implement and maintain robust networks supporting both fixed and mobile requirements.”

Board member Dan Rumsey said, “The new Wave Wireless management team will be led by experienced executives with deep expertise in key markets. Wave Wireless has a significant opportunity to capitalize on the growing demand for its highly regarded products. For both employees and shareholders, this merger represents an opportunity to leverage the combined resources and talents of both companies to achieve long term growth and profitability.”

Under the merger agreement, each share of WaveRider’s common stock was converted into the right to receive approximately 1.4 shares of Wave Wireless common stock. These shares will represent approximately 50% of Wave Wireless’ stock outstanding immediately after the transaction, on a fully diluted basis.

The new company’s Board of Directors will be composed of seven members, three from Wave Wireless, three from WaveRider, in addition to CEO Charles Brown. As part of the merger, George Roberts and Craig Roos will retire from the board and Bruce Sinclair, Michael J. Milligan and Michael Chevalier, former directors of WaveRider, will be appointed to the board.

About Wave Wireless Corporation
Wave Wireless is a leading developer of wireless broadband solutions, offering a comprehensive portfolio of wireless mesh routers, and fixed and mobile NLOS products that can be deployed rapidly and cost-effectively in all types of environments. With more than 250,000 units installed worldwide, Wave Wireless’ carrier-class solutions are used for applications ranging from mission critical public safety communications, video surveillance, municipal networks, private enterprise networks to last mile broadband access. Backed by market-leading engineering support, Wave Wireless solutions have been deployed by first responders, telecom carriers, municipalities, WISPs, utilities, security companies and the military. For more information, visit www.wavewireless.com.

Safe Harbor Statement
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to anticipated revenues, expenses, earnings, operating cash flows, the outlook for Wave Wireless’ or WaveRider’s markets and the demand for their products. Factors that could cause Wave Wireless’ or WaveRider’s actual results to differ materially from these forward-looking statements include the ability to achieve positive cash flow; their deteriorating cash position and their need to raise additional capital, and whether that capital is available on acceptable terms, if at all; the continued intense competition resulting in lower average selling prices; fluctuations in customer demand; reliance upon subcontractors; the timing of new technology and product introductions; and the risk of early obsolescence; and Wave Wireless’ dependence on the sale of refurbished licensed radio products. Please refer to our reports and filings with the Securities and Exchange Commission, including our reports on Form 10-K, 10-KSB, 10-Q, 10-QSB and 8-K, for a further discussion of these risks and uncertainties. We also caution not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made or to reflect the occurrence of unanticipated events.

Wave Wireless Contact

Greg Berardi, 415.239.7826, greg@bluemarlinpartners.com

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